5875 N. Sam Houston Parkway W. Houston TX 77086 Phone 281 591 4000

October 4, 2012

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	FMC Technologies, Inc.

Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 27, 2012

File No. 1-16489

Dear Mr. Hiller,

This letter is in response to your letter dated September 24, 2012 referencing the disclosure noted below. Following is our response to the specific comment in your letter, which is reproduced below.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Note 21 – Subsequent Event, page 69

1.	We understand from your disclosure under this heading, and in Note 4 to the financial statements in your 2012 second quarter interim report, that you acquired the remaining 55% interest of Schilling Robotics LLC on April 25, 2012 in exchange for $282.8 million, and in accounting for this transaction, you revalued the 45% interest acquired in 2008 at $144.9 million to comply with FASB ASC 805-10-25-10. We understand that in acquiring the remaining interest you exercised an option obtained with your initial interest and that the exercise price was based on a formula. Please explain the reasons the value ascribed to the 45% interest is substantially less than the value indicated by your recent purchase of the remaining 55% interest; it should be clear how you have properly considered this value indicator in computing the fair value of the 45% interest.

5875 N. Sam Houston Parkway W. Houston TX 77086 Phone 281 591 4000

Response:

The acquisition by FMC Technologies, Inc. (“FMC”) of the remaining 55% interest in Schilling Robotics LLC (“Schilling”) on April 25, 2012 represented a business combination achieved in stages (i.e., step acquisition) in accordance with ASC 805-10-25-10. Per ASC 805-10-25-10, “in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.”

The fair value of a previously held equity interest is not necessarily an extrapolation of the consideration transferred for the controlling interest; therefore the fair value of the previously held equity interest may have to be separately derived. Generally accepted accounting principles are not specific as to how a previously held equity interest should be remeasured when control is obtained through a business combination achieved in stages. Typically, the consideration paid by the acquirer for the controlling interest includes a control premium that would not be present in the previous noncontrolling interest. Thus, two approaches have developed, with each having merit dependent on the facts and circumstances of the underlying business combination, whether the previously held noncontrolling equity interest of the acquirer 1) should be measured separate from the acquisition of the controlling interest (i.e., the moment before control is obtained), or 2) should be measured in combination with the controlling interest acquired. We believe these approaches align with standard valuation theory that enterprise value may be measured on a controlling or noncontrolling basis.

Under the first approach, the previously held equity interest should be revalued as a noncontrolling interest separate from the acquired controlling interest. This approach is based on ASC 805-30-30-1, which contemplates separate measurements of the consideration transferred for the controlling interest and the preexisting noncontrolling interest. Accordingly, under this approach, no control premium would be afforded to the value of that previously held noncontrolling equity interest. We believe the contemplation of separate measurement is supported by basis for conclusion paragraph B384 of FASB Statement No. 141(R), Business Combinations, whereby the FASB stated, in effect, the acquirer exchanges its status as an owner of an investment asset in an entity for a controlling finance interest in all of the underlying assets and liabilities of that entity (acquiree) and the right to direct how the acquiree and its management use those assets in its operations.

Under the second approach, the entire ownership interest (both the newly acquired controlling interest and previously held equity interest) of the acquirer in the acquired company should be valued as a single interest. Outside any unique facts or circumstances, this approach is utilized when there is no demonstrable evidence of disproportionate returns between certain shareholders; however, as illustrated in the details of our acquisition of the remaining 55% interest in Schilling, we believe this approach does not apply as an explicit premium was paid to acquire the remaining 55% interest.

5875 N. Sam Houston Parkway W. Houston TX 77086 Phone 281 591 4000

In the Summary of Meeting Discussions updated as of the September 23, 2008 meeting, the FASB Valuation Resource Group (“VRG”) discussed in Issue No. 2008-18 whether the fair value measurement of a previously held equity interest should consider a control premium. Although the VRG did not reach a conclusion at that meeting, an observer to the joint FASB/IASB business combination project team believed the intent of the FASB was to exclude any control premium to determine the gain or loss on a previously held equity interest because that interest did not represent a controlling interest before the business combination. Thus, the measurement of the previously held equity interest in a business combination achieved in stages should not reflect a control premium, and the entire control premium should be attributed to the additional interest that was newly acquired to obtain control (i.e., any control premium in a step acquisition would be subsumed into goodwill). This position is consistent with the FASB’s conclusion in paragraph B382 of FASB Statement No. 141(R), Business Combinations, in which an acquirer “overpays” for its interest in an acquiree, and that overpayment is subsumed in goodwill, but does not result in a loss in earnings at the acquisition date.

In 2008 we purchased an initial 45% interest in Schilling and obtained the option right (solely in FMC’s discretion) to purchase the remaining 55% interest in Schilling beginning on January 1, 2012. Pursuant to the unitholders agreement (Exhibit 10.16 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed February 27, 2009), our option right to purchase the remaining 55% interest would be priced by applying the multiple of FMC’s market capital relative to FMC’s EBITDA for the year ended December 31, 2011 (“FMC EBITDA multiple”), to the EBITDA generated by Schilling during the year ended December 31, 2011. In the course of discussion and negotiation of the 2008 unitholders agreement, the application of FMC’s EBITDA multiple (as opposed to Schilling’s EBITDA multiple) to Schilling’s 2011 EBITDA was an explicit premium paid to obtain control upon the exercise of that option.

In addition, we believe the existence of the control premium in the option right formula as discussed in the preceding paragraph is further supported by our inability to control certain events and/or transactions in the ordinary course of Schilling’s business, of which we had expressed interest in controlling, prior to the exercise of the option. Thus, we concluded the value associated with this control premium should not be afforded to the previously held noncontrolling equity interest since this premium represented the value related to the control by the 55% interest held by the private, primary investors of Schilling.

In conclusion, absent any further guidance from the FASB, we believe our 45% previously held noncontrolling equity interest in Schilling should not be allocated any value from the control premium (i.e., should be measured separate from the acquisition of the controlling interest) and is supported by the facts and circumstances of the unitholders agreement entered into with Schilling in 2008 as well as the lack of control FMC was subject to throughout our 45% ownership interest. Further, we concluded the separate fair valuation of our 45% interest when combined with the consideration paid for the newly acquired 55% interest better aligns and more accurately reflects the business enterprise value of Schilling as a whole.

Management acknowledges the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

5875 N. Sam Houston Parkway W. Houston TX 77086 Phone 281 591 4000

If you have any further questions, please call me at (281) 591.4080 or email me at maryann.seaman@fmcti.com.

Sincerely,

/s/ Maryann Seaman
Maryann Seaman
Senior Vice President and Chief Financial Officer
FMC Technologies, Inc.

cc:	Jay A. Nutt, Vice President and Controller

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